Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of JVSPAC Acquisition Corp. on the amendment No. 3 of Form S-1 of our report dated September 1, 2023, except the effects of the restatement discussed in Note 2 as to which the date is December 20, 2023, which includes an explanatory paragraph as to JVSPAC Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of JVSPAC Acquisition Corp. as of December 31, 2022 and 2021, and for the year ended December 31, 2022 and for the period from April 20, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs llp

New York, NY

January 05, 2024